               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                  Commission File Number 0-6159

                  Regions Financial Corporation
     (Exact name of registrant as specified in its charter)

                       417 North 20th Street
                       Birmingham, Alabama 35203
                       (205) 326-7100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Participation interests in Regions Financial
          Corporation Directors' Stock Investment Plan
    (Title of each class of securities covered by this Form)

                  Common Stock, par value $.625
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [ ]     Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6           [X]
     Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date:

None, following amendment of the Plan effective after December 31, 1997, to eliminate all features of the Plan which gave participation interests in the Plan the status of a separate security.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 30, 1998     BY: /s/ Robert P. Houston
                               Executive Vice President and Comptroller,
                               Regions Financial Corporation


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.